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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          -----------------------------

                                    FORM T-1

                            STATEMENT OF ELIGIBILITY
                   UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE
                          -----------------------------

/X/ CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO
                               SECTION 305(b)(2)

                  NORWEST BANK MINNESOTA, NATIONAL ASSOCIATION
               (Exact name of trustee as specified in its charter)

A U.S. NATIONAL BANKING ASSOCIATION                         41-1592157
(Jurisdiction of incorporation or                           (I.R.S. Employer
organization if not a U.S. national                         Identification No.)
bank)

SIXTH STREET AND MARQUETTE AVENUE
Minneapolis, Minnesota                                      55479
(Address of principal executive offices)                    (Zip code)

                       Stanley S. Stroup, General Counsel
                  NORWEST BANK MINNESOTA, NATIONAL ASSOCIATION
                        Sixth Street and Marquette Avenue
                          Minneapolis, Minnesota 55479
                                 (612) 667-1234
                               (Agent for Service)
                          -----------------------------

                            SEQUOIA MORTGAGE TRUST 2
               (Exact name of obligor as specified in its charter)

DELAWARE                                                    NOT YET RECEIVED
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                             Identification No.)

C\O WILMINGTON TRUST COMPANY
RODNEY SQUARE NORTH
1100 NORTH MARKET STREET
WILMINGTON, DE                                              19890-0001
(Address of principal executive offices)                    (Zip code)

                          -----------------------------
                            SEQUOIA MORTGAGE TRUST 2
                          COLLATERALIZED MORTGAGE BONDS
                       (Title of the indenture securities)

================================================================================

Item 1. General Information. Furnish the following information as to the trustee:

               (a) Name and address of each examining or supervising authority to which it is subject.

                      Comptroller of the Currency
                      Treasury Department
                      Washington, D.C.

                      Federal Deposit Insurance Corporation
                      Washington, D.C.

                      The Board of Governors of the Federal Reserve System Washington, D.C.

               (b) Whether it is authorized to exercise corporate trust powers.

                      The trustee is authorized to exercise corporate trust powers.

Item 2. Affiliations with Obligor. If the obligor is an affiliate of the trustee, describe each such affiliation.

               None with respect to the trustee.

No responses are included for Items 3-14 of this Form T-1 because the obligor is not in default as provided under Item 13.

Item 15.  Foreign Trustee.   Not applicable.

Item 16.  List of Exhibits.  List below all exhibits filed as a part of this
                             Statement of Eligibility. Trustee incorporates by reference into this Form T-1 the exhibits attached hereto.

        Exhibit 1.    a.     A copy of the Articles of Association of the
                             trustee now in effect.*

        Exhibit 2.    a.     A copy of the certificate of authority of the
                             trustee to commence business issued June 28, 1872, by the Comptroller of the Currency to The
                             Northwestern National Bank of Minneapolis.*

                      b. A copy of the certificate of the Comptroller of the Currency dated January 2, 1934, approving the consolidation of The Northwestern National Bank of Minneapolis and The Minnesota Loan and Trust Company of Minneapolis, with the surviving entity being titled Northwestern National Bank and Trust Company of Minneapolis.*

                      c. A copy of the certificate of the Acting Comptroller of the Currency dated January 12, 1943, as to change of corporate title of Northwestern National Bank and Trust Company of Minneapolis to Northwestern National Bank of Minneapolis.*

                      d. A copy of the letter dated May 12, 1983 from the Regional Counsel, Comptroller of the Currency, acknowledging receipt of notice of name change effective May 1, 1983 from Northwestern National Bank of Minneapolis to Norwest Bank Minneapolis, National Association.*

                      e. A copy of the letter dated January 4, 1988 from the Administrator of National Banks for the Comptroller of the Currency certifying approval of consolidation and merger effective January 1, 1988 of Norwest Bank Minneapolis, National Association with various other banks under the title of "Norwest Bank Minnesota, National Association."*

        Exhibit3.     A copy of the authorization of the trustee to exercise
                      corporate trust powers issued January 2, 1934, by the Federal Reserve Board.*

        Exhibit 4.    Copy of By-laws of the trustee as now in effect.*

        Exhibit 5.    Not applicable.

        Exhibit 6. The consent of the trustee required by Section 321(b) of the Act.

        Exhibit 7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

        Exhibit 8.    Not applicable.

        Exhibit 9.    Not applicable.




        * Incorporated by reference to Exhibit 25 filed with registration statement (number 33-66026) of trustee's parent, Norwest Corporation.

                                    SIGNATURE


Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Norwest Bank Minnesota, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Minneapolis and State of Minnesota on the 9th day of October, 1997.






                                       NORWEST BANK MINNESOTA,
                                       NATIONAL ASSOCIATION


                                 /s/   Randall S. Reider
                                       ----------------------------
                                       Name:  Randall S. Reider
                                       Title: Officer

                                        EXHIBIT 6




October 9, 1997



Securities and Exchange Commission
Washington, D.C.  20549

Gentlemen:

In accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, the undersigned hereby consents that reports of examination of the undersigned made by Federal, State, Territorial, or District authorities authorized to make such examination may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.





                                    Very truly yours,

                                    NORWEST BANK MINNESOTA,
                                    NATIONAL ASSOCIATION


                                /s/ Randall S. Reider
                                    -----------------------------------
                                    Name:  Randall S. Reider
                                    Title: Officer

                                                                       EXHIBIT 7
NORWEST BANK MINNESOTA, N.A
June 30, 1997 Call Report
Hard Copy of Excel Spread Sheet


RC-01.A           RCFD0081      Cash and Noninterest-bearing Balances                        1,344,847,000
RC-01.B           RCFD0071      Interest-bearing Balances                                        3,589,000
RC-02.A           RCFD1754      Securities Held-to-Maturity                                              -
RC-02.B           RCFD1773      Securities Available-for-sale                                2,066,258,000
RC-03             RCFD1350      Fed Funds Sold & Secs Purchased                              4,217,807,000
RC-04.A           RCFD2122      Loans and Leases                                            10,318,263,000
RC-04.B           RCFD3123      LESS: Allowance for Loan and Lease Lo                          219,294,000
RC-04.C           RCFD3128      LESS: Allocated Transfer Risk Reserve                                    -
RC-04.D           RCFD2125      Net Loans & Leases (Total)                                  10,098,969,000
RC-05             RCFD3545      Trading Assets                                                 868,473,000
RC-06             RCFD2145      Premises and Fixed Assets                                      115,705,000
RC-07             RCFD2150      Other REO                                                        7,223,000
RC-08             RCFD2130      Investments in Unconsolidated Subsidi                                    -
RC-09             RCFD2155      Customers' Liability on Acceptances                             24,514,000
RC-10             RCFD2143      Intangible Assets                                               11,925,000
RC-11             RCFD2160      Other Assets                                                   280,396,000
RC-12             RCFD2170      Total Assets                                                19,039,706,000
RC-13.A           RCON2200      Deposits: Domestic Offices                                   8,605,498,000
RC-13.A.1         RCON6631      Domestic Deposits: Noninterest-bearin                        3,610,804,000
RC-13.A.2         RCON6636      Domestic Deposits: Interest-bearing                          4,994,694,000
RC-13.B           RCFN2200      Deposits: Foreign Offices                                    3,720,098,000
RC-13.B.1         RCFN6631      Foreign Deposits: Noninterest-bearing                           16,099,000
RC-13.B.2         RCFN6636      Foreign Deposits: Interest-bearing                           3,703,999,000
RC-14             RCFD2800      Fed Funds Purchased & Secs Sold                              4,198,790,000
RC-15.A           RCON2840      Demand Notes to US Treasury                                    298,825,000
RC-15.B           RCFD3548      Trading Liabilities                                             21,752,000
RC-16.A           RCFD2332      Other Borrowed Money: Maturity < 1yr                           120,120,000
RC-16.B           RCFDA547      Other Borrowed Money: Mat. 1-3 YRS                               5,531,000
RC-16.C           RCFDA548      Other Borrowed Money: Maturity > 3yr                           203,567,000
RC-18             RCFD2920      Bank's Liability on Acceptances                                 24,514,000
RC-19             RCFD3200      Subordinated Notes and Debentures                                  188,000
RC-20             RCFD2930      Other Liabilities                                              500,504,000
RC-21             RCFD2948      Total Liabilities                                           17,699,387,000
RC-23             RCFD3838      Perpetual Preferred Stock & Surplus                                      -
RC-24             RCFD3230      Common Stock                                                   100,000,000
RC-25             RCFD3839      Surplus                                                        637,166,000
RC-26.A           RCFD3632      Undivided Profits/Capital Reserves                             593,963,000
RC-26.B           RCFD8434      Unrealized holding gain(loss) secur.                             9,550,000
RC-27             RCFD3284      Foreign Currency Translation Adjustme                             (360,000)
RC-28             RCFD3210      Total Equity Capital                                         1,340,319,000
RC-29             RCFD3300      Total Liabs, Pref. Stck, & Equity Cap                       19,039,706,000
RC-M.1            RCFD6724      Auditing method                                                          -
RCA1.A            RCFD0022      Consolidated Bank: Cash                                      1,231,386,000
RCA1.A.B          RCON0020      Domestic Offices: Cash Items In Colle                        1,116,096,000

NORWEST BANK MINNESOTA, N.A
June 30, 1997 Call Report
Hard Copy of Excel Spread Sheet


RCA1.B.B          RCON0080      Domestic Offices: Cash                                         110,985,000
RCA2.A.A          RCFD0083      Consolidated Bank: Due from US Branch                                    -
RCA2.B            RCON0082      Domestic Offices: Due from US Deposit                           44,855,000
RCA2.B.A          RCFD0085      Consolidated Bank: Due from Other Dep                           45,422,000
RCA3.A.A          RCFD0073      Consolidated Bank: Due from Foreign U                                    -
RCA3.B            RCON0070      Domestic Offices: Due from Foreign Ba                           10,679,000
RCA3.B.A          RCFD0074      Consolidated Bank: Due from Other For                           11,559,000
RCA4.A            RCFD0090      Due from Fed Reserve Banks                                      60,069,000
RCA4.B            RCON0090      Domestic Offices: Due from Fed Reserv                           59,819,000
RCA5.A            RCFD0010      Consolidated Bank - Total                                    1,348,436,000
RCA5.B            RCON0010      Domestic Offices - Total                                     1,342,434,000
RCAM.1            RCON0050      Non-Int bearing bals due from US Bnks                           41,266,000
RCB1.A            RCFD0211      Held: Cost: US Treasury Securities                                       -
RCB1.B            RCFD0213      Held: Value: US Treasury Securities                                      -
RCB1.C            RCFD1286      Sale: Cost: US Treasury Securities                           1,327,447,000
RCB1.D            RCFD1287      Sale: Value: US Treasury Securities                          1,325,432,000
RCB2.A.A          RCFD1289      Held: Cost: Obligations US agencies                                      -
RCB2.A.B          RCFD1290      Held: Value: Obligations US agencies                                     -
RCB2.A.C          RCFD1291      Sale: Cost: Obligations US agencies                                      -
RCB2.A.D          RCFD1293      Sale: Value: Obligations US agencies                                     -
RCB2.B.A          RCFD1294      Held: Cost: Obligations US sponsored                                     -
RCB2.B.B          RCFD1295      Held: Value: Obligations US sponsored                                    -
RCB2.B.C          RCFD1297      Sale: Cost: Obligations US sponsored                             5,307,000
RCB2.B.D          RCFD1298      Sale: Value: Obligations US sponsored                            5,279,000
RCB3.A.A          RCFD1676      Held: Cost: General Obligations                                          -
RCB3.A.B          RCFD1677      Held: Value: General Obligations                                         -
RCB3.A.C          RCFD1678      Sale: Cost: General Obligations                                 44,936,000
RCB3.A.D          RCFD1679      Sale: Value: General Obligations                                47,167,000
RCB3.B.A          RCFD1681      Held: Cost: Revenue Obligations                                          -
RCB3.B.B          RCFD1686      Held: Value: Revenue Obligations                                         -
RCB3.B.C          RCFD1690      Sale: Cost: Revenue Obligations                                 79,937,000
RCB3.B.D          RCFD1691      Sale: Value: Revenue Obligations                                86,292,000
RCB3.C.A          RCFD1694      Held: Cost: Industrial Obligations                                       -
RCB3.C.B          RCFD1695      Held: Value: Industrial Obligations                                      -
RCB3.C.C          RCFD1696      Sale: Cost: Industrial Obligations                               4,520,000
RCB3.C.D          RCFD1697      Sale: Value: Industrial Obligations                              5,217,000
RCB4.A.1.A        RCFD1698      Held: Cost: Security Guaranteed GNMA                                     -
RCB4.A.1.B        RCFD1699      Held: Value: Security Guaranteed GNMA                                    -
RCB4.A.1.C        RCFD1701      Sale: Cost: Security Guaranteed GNMA                            64,066,000
RCB4.A.1.D        RCFD1702      Sale: Value: Security Guaranteed GNMA                           65,966,000
RCB4.A.2.A        RCFD1703      Held: Cost: Security Issued FNMA                                         -
RCB4.A.2.B        RCFD1705      Held: Value: Security Issued FNMA                                        -
RCB4.A.2.C        RCFD1706      Sale: Cost: Security Issued FNMA                               358,302,000
RCB4.A.2.D        RCFD1707      Sale: Value: Security Issued FNMA                              365,150,000

NORWEST BANK MINNESOTA, N.A
June 30, 1997 Call Report
Hard Copy of Excel Spread Sheet


RCB4.A.3.A        RCFD1709      Held: Cost: Other Pass-Through Secs                                      -
RCB4.A.3.B        RCFD1710      Held: Value: Other Pass-Through Secs                                     -
RCB4.A.3.C        RCFD1711      Sale: Cost: Other Pass-Through Secs                                 60,000
RCB4.A.3.D        RCFD1713      Sale: Value: Other Pass-Through Secs                                62,000
RCB4.B.1.A        RCFD1714      Held: Cost: Issued/Guar. FNMA, Etc.                                      -
RCB4.B.1.B        RCFD1715      Held: Value: Issued/Guar. FNMA, Etc.                                     -
RCB4.B.1.C        RCFD1716      Sale: Cost: Issued/Guar. FNMA, Etc.                             26,290,000
RCB4.B.1.D        RCFD1717      Sale: Value: Issued/Guar. FNMA, Etc.                            25,672,000
RCB4.B.2.A        RCFD1718      Held: Cost: Collateralized MBS -FNMA                                     -
RCB4.B.2.B        RCFD1719      Held: Value: Collateralized MBS -FNMA                                    -
RCB4.B.2.C        RCFD1731      Sale: Cost: Collateralized MBS -FNMA                                54,000
RCB4.B.2.D        RCFD1732      Sale: Value: Collateralized MBS -FNMA                               55,000
RCB4.B.3.A        RCFD1733      Held: Cost: All Other MBS                                                -
RCB4.B.3.B        RCFD1734      Held: Value: All Other MBS                                               -
RCB4.B.3.C        RCFD1735      Sale: Cost: All Other MBS                                        2,515,000
RCB4.B.3.D        RCFD1736      Sale: Value: All Other MBS                                       2,530,000
RCB5.A.A          RCFD1737      Held: Cost: Other Domestic Debt Sec.                                     -
RCB5.A.B          RCFD1738      Held: Value: Other Domestic Debt Sec.                                    -
RCB5.A.C          RCFD1739      Sale: Cost: Other Domestic Debt Sec.                             4,938,000
RCB5.A.D          RCFD1741      Sale: Value: Other Domestic Debt Sec.                            4,955,000
RCB5.B.A          RCFD1742      Held: Cost: Foreign Debt Securities                                      -
RCB5.B.B          RCFD1743      Held: Value: Foreign Debt Securities                                     -
RCB5.B.C          RCFD1744      Sale: Cost: Foreign Debt Securities                                      -
RCB5.B.D          RCFD1746      Sale: Value: Foreign Debt Securities                                     -
RCB6.A.C          RCFDA510      Sale: Cost: Securities Mutual Funds                              2,802,000
RCB6.A.D          RCFDA511      Sale: Value: Securities Mutual Funds                             2,802,000
RCB6.B.C          RCFD1752      Sale: Cost: Other Equity Securities                            129,679,000
RCB6.B.D          RCFD1753      Sale: Value: Other Equity Securities                           129,679,000
RCB7.A            RCFD1754       Total Held-to-maturity - Amort Cost                                     -
RCB7.B            RCFD1771       Total Held-to-maturity - Fair Value                                     -
RCB7.C            RCFD1772       Total Avail-for-sale - Amort Cost                           2,050,853,000
RCB7.D            RCFD1773       Total Avail-for-sale - Fair Value                           2,066,258,000
RCBM.1            RCFD0416      Pledged                                                        319,663,000
RCBM.2.A.1        RCFDA549      Memoranda: Non-Mort Debt < 3 MO                                  4,421,000
RCBM.2.A.2        RCFDA550      Memoranda: Non-Mort Debt 3-12 MO                                 9,791,000
RCBM.2.A.3        RCFDA551      Memoranda: Non-Mort Debt 1-3 YRS                               197,252,000
RCBM.2.A.4        RCFDA552      Memoranda: Non-Mort Debt 3-5 YRS                               182,278,000
RCBM.2.A.5        RCFDA553      Memoranda: Non-Mort Debt 5-15 YRS                              976,913,000
RCBM.2.A.6        RCFDA554      Memoranda: Non-Mort Debt > 15 YRS                              103,687,000
RCBM.2.B.1        RCFDA555      Memoranda: Mort Pass Thru < 3 MO                                30,881,000
RCBM.2.B.2        RCFDA556      Memoranda: Mort Pass Thru 3-12 MO                               37,142,000
RCBM.2.B.3        RCFDA557      Memoranda: Mort Pass Thru 1-3 YRS                                  118,000
RCBM.2.B.4        RCFDA558      Memoranda: Mort Pass Thru 3-5 YRS                               21,838,000
RCBM.2.B.5        RCFDA559      Memoranda: Mort Pass Thru 5-15 YRS                              18,269,000

NORWEST BANK MINNESOTA, N.A
June 30, 1997 Call Report
Hard Copy of Excel Spread Sheet


RCBM.2.B.6        RCFDA560      Memoranda: Mort Pass Thru > 15 YRS                             322,930,000
RCBM.2.C.1        RCFDA561      Memoranda: Other Mort-backed < 3 YRS                            14,309,000
RCBM.2.C.2        RCFDA562      Memoranda: Other Mort-backed > 3 YRS                            13,948,000
RCBM.2.D          RCFDA248      Memoranda: Tot Debt < 1 YR                                      14,044,000
RCBM.7            RCFD1778      Amortized Cost Held Securities Sold                                      -
RCBM.8.A          RCFD8780      High Risk Mortgage Secs - Amort Cost                                60,000
RCBM.8.B          RCFD8781      High Risk Mortgage Secs - Fair Value                                62,000
RCBM.9.A          RCFD8782      Structured Notes - Amortized Cost                                2,601,000
RCBM.9.B          RCFD8783      Structured Notes - Fair Value                                    2,576,000
RCC01.A           RCFD1410      Consolidated RE Loans                                        4,399,295,000
RCC01.A.B         RCON1415      Domestic Const/Development Loans                                83,560,000
RCC01.B.B         RCON1420      Domestic Secured by Farmland                                       969,000
RCC01.C.1B        RCON1797      Domestic Secured by 1-4  Revolving                             117,203,000
RCC01.C.2A        RCON5367      Domestic Secured by 1-4  Other                               3,456,411,000
RCC01.C.2B        RCON5368      Domestic Secured by 1-4  Other                                 329,941,000
RCC01.D.B         RCON1460      Domestic Secured by 5+                                          54,105,000
RCC01.E.B         RCON1480      Domestic Secured by Nonfarm Nonreside                          357,106,000
RCC02.A.B         RCON1505      Domestic to US Coml Banks                                      315,565,000
RCC02.A1.A        RCFD1506      Consolidated to US Branches of Forei   "                                 -
RCC02.A2.A        RCFD1507      Consolidated to Other US Coml Banks    "                       326,454,000
RCC02.B.A         RCFD1517      Consolidated  to Other Dep'y in US                                       -
RCC02.B.B         RCON1517      Domestic  to Other Dep'y in US                                           -
RCC02.C.B         RCON1510      Domestic  to Foreign Banks                                          62,000
RCC02.C1.A        RCFD1513      Consolidated to For Branches US Bank   "                         8,770,000
RCC02.C2.A        RCFD1516      Consolidated to Foreign Banks          "                        65,368,000
RCC03.A           RCFD1590      Consolidated  to Farmers                                         4,911,000
RCC03.B           RCON1590      Domestic to Farmers                                              4,911,000
RCC04.A.A         RCFD1763      Consolidated US Coml                                         3,341,956,000
RCC04.A.B         RCON1763      Domestic US Coml                                             3,337,169,000
RCC04.B.A         RCFD1764      Consolidated non-US Coml                                        56,981,000
RCC04.B.B         RCON1764      Domestic non-US Coml                                               152,000
RCC05.A.A         RCFD1756      Consolidated Accep's of US Banks                                         -
RCC05.A.B         RCON1756      Domestic Accep's of US Bank                                              -
RCC05.B.A         RCFD1757      Consolidated Accep's of Foreign Banks                            6,214,000
RCC05.B.B         RCON1757      Domestic Accep's of Foreign Banks                                6,214,000
RCC06.A.A         RCFD2008      Consolidated Credit Cards                                      198,784,000
RCC06.B           RCON1975      Domestic Consumer                                              777,560,000
RCC06.B.A         RCFD2011      Consolidated Other Consumer                                    579,502,000
RCC07.A           RCFD2081      Consolidated Loans to For Govts                                  5,000,000
RCC07.B           RCON2081      Domestic Loans to For Govts                                      5,000,000
RCC08.A           RCFD2107      Consolidated Obligations US                                     19,605,000
RCC08.B           RCON2107      Domestic Obligations US                                         19,605,000
RCC09.A           RCFD1563      Consolidated Other                                             636,621,000
RCC09.A.B         RCON1545      Domestic Loans for Securities                                   69,502,000

NORWEST BANK MINNESOTA, N.A
June 30, 1997 Call Report
Hard Copy of Excel Spread Sheet


RCC09.B.B         RCON1564      Domestic Other                                                 567,119,000
RCC10.A.A         RCFD2182      Consolidated US Leases                                         670,980,000
RCC10.B           RCON2165      Domestic Leases                                                670,980,000
RCC10.B.A         RCFD2183      Consolidated For Leases                                                  -
RCC11.A           RCFD2123      LESS: Consolidated Unearned Income                               2,178,000
RCC11.B           RCON2123      LESS: Domestic Unearned Income                                   1,239,000
RCC12.A           RCFD2122      Total Loans & Leases (Consolidated)                         10,318,263,000
RCC12.B           RCON2122      Total Loans & Leases (Domestic)                             10,171,895,000
RCCM.2.A1A        RCFD1687      Cons Restruc'd US RE                                                     -
RCCM.2.A2A        RCFD1689      Cons Restruc'd non-US RE                                                 -
RCCM.2.B.A        RCFD8691      Cons Restruc'd - All Other Loan/Lease                                    -
RCCM.2.C.A        RCFD8692      Cons Restruc'd - Non-U.S. Addressees                                     -
RCCM.3.A.1        RCONA564      Memo: Loans Secd by Real Est < 3 MO                          2,946,463,000
RCCM.3.A.2        RCONA565      Memo: Loans Secd by Real Est 3-12 MO                           239,025,000
RCCM.3.A.3        RCONA566      Memo: Loans Secd by Real Est 1-3 YRS                            21,988,000
RCCM.3.A.4        RCONA567      Memo: Loans Secd by Real Est 3-5 YRS                            16,361,000
RCCM.3.A.5        RCONA568      Memo: Loans Secd by Real Est 5-15 YRS                          147,874,000
RCCM.3.A.6        RCONA569      Memo: Loans Secd by Real Est > 15 YRS                           77,828,000
RCCM.3.B.1        RCFDA570      Memo: Other Loans/Leases < 3 MO                              3,125,145,000
RCCM.3.B.2        RCFDA571      Memo: Other Loans/Leases 3-12 MO                               982,824,000
RCCM.3.B.3        RCFDA572      Memo: Other Loans/Leases 1-3 YRS                             1,118,577,000
RCCM.3.B.4        RCFDA573      Memo: Other Loans/Leases 3-5 YRS                               813,933,000
RCCM.3.B.5        RCFDA574      Memo: Other Loans/Leases 5-15 YRS                              692,812,000
RCCM.3.B.6        RCFDA575      Memo: Other Loans/Leases > 15 YRS                               82,235,000
RCCM.3.C          RCFDA247      Memo: Tot Remg Loans/Leases < 1 YR                           6,576,342,000
RCCM.3.D          RCONA577      Memo: Non-Farm/Res Loans/Leases > 5YR                          113,288,000
RCCM.3.E          RCFDA578      Memo: Comm/Indust > 3 YRS                                    1,059,883,000
RCCM.4            RCFD2746      Loans to fin. comm. real est., constr                                    -
RCCM.5            RCFD5369      Loans & leases held for sale                                 2,818,244,000
RCCM.6            RCON5370      Adj. rate closed-end loans secured                             283,239,000
RCCP2.01          RCON6999      YES/NO - RCC01.E & RCC04 >= $ 100,000                                    -
RCCP2.02AA        RCON5562      Number of Loans RCC01.E                                                  -
RCCP2.02BA        RCON5563      Number of Loans RCC04                                                    -
RCCP2.03AA        RCON5564      Number of Loans RCC01.E Orig <= $100K                                  197
RCCP2.03AB        RCON5565      Amount of Loans RCC01.E Orig <= $100K                            7,124,000
RCCP2.03BA        RCON5566      # of Loans RCC01.E $100K<Orig<=$250K                                   291
RCCP2.03BB        RCON5567      $ of Loans RCC01.E $100K<Orig<=$250K                            33,979,000
RCCP2.03CA        RCON5568      # of Loans RCC01.E $250K < Orig <=$1M                                  371
RCCP2.03CB        RCON5569      $ of Loans RCC01.E $250K < Orig <=$1M                          133,049,000
RCCP2.04AA        RCON5570      Number of Loans RCC04 Orig <= $100K                                  5,416
RCCP2.04AB        RCON5571      Amount of Loans RCC04 Orig <= $100K                            229,282,000
RCCP2.04BA        RCON5572      # of Loans RCC04 $100K< Orig <= $250K                                2,079
RCCP2.04BB        RCON5573      $ of Loans RCC04 $100K< Orig <= $250K                          299,430,000
RCCP2.04CA        RCON5574      # of Loans RCC04 $250K < Orig <= $1M                                 2,038

NORWEST BANK MINNESOTA, N.A
June 30, 1997 Call Report
Hard Copy of Excel Spread Sheet


RCCP2.04CB        RCON5575      $ of Loans RCC04 $250K < Orig <= $1M                           875,749,000
RCCP2.05          RCON6860      YES/NO - RCC01.B & RCC03 >= $ 100,000                                    -
RCCP2.06AA        RCON5576      Number of Loans RCC01.B                                                  -
RCCP2.06BA        RCON5577      Number of Loans RCC03                                                    -
RCCP2.07AA        RCON5578      Number of Loans RCC01.B Orig <= $100K                                    8
RCCP2.07AB        RCON5579      Amount of Loans RCC01.B Orig <= $100K                              297,000
RCCP2.07BA        RCON5580      # of Loans RCC01.B $100K<Orig<=$250K                                     3
RCCP2.07BB        RCON5581      $ of Loans RCC01.B $100K<Orig<=$250K                               164,000
RCCP2.07CA        RCON5582      # of Loans RCC01.B $250K <Orig<=$500K                                    -
RCCP2.07CB        RCON5583      $ of Loans RCC01.B $250K <Orig<=$500K                                    -
RCCP2.08AA        RCON5584      Number of Loans RCC03 - Orig <= $100K                                  326
RCCP2.08AB        RCON5585      Amount of Loans RCC03 - Orig <= $100K                            3,130,000
RCCP2.08BA        RCON5586      # of Loans RCC03 - $100K<Orig<=$250K                                     3
RCCP2.08BB        RCON5587      $ of Loans RCC03 - $100K<Orig<=$250K                               208,000
RCCP2.08CA        RCON5588      # of Loans RCC03 - $250K <Orig<=$500K                                    3
RCCP2.08CB        RCON5589      $ of Loans RCC03 - $250K <Orig<=$500K                              944,000
RCD01             RCON3531      US Treasury securities                                         658,660,000
RCD02             RCON3532      US Govt agency obligations                                               -
RCD03             RCON3533      Securities issued by State and Subdiv                                    -
RCD04.A           RCON3534      Pass-through secs by FNMA/FHLMC/GNMA                           187,951,000
RCD04.B           RCON3535      CMOs and REMICs issued by FNMA/FHLMC                                     -
RCD04.C           RCON3536      All other mortgage-backed securities                                     -
RCD05             RCON3537      Other debt securities                                                    -
RCD06             RCON3538      Certificates of deposit                                                  -
RCD07             RCON3539      Commercial paper                                                         -
RCD08             RCON3540      Bankers acceptances                                                      -
RCD09             RCON3541      Other trading assets domestic                                            -
RCD10             RCFN3542      Trading assets foreign                                                   -
RCD11.A           RCON3543      Gains on rate & contracts domestic                              21,862,000
RCD11.B           RCFN3543      Gains on rate & contracts foreign                                        -
RCD12             RCFD3545      Total Trading Assets                                           868,473,000
RCD13             RCFD3546      Liability for short positions                                            -
RCD14             RCFD3547      Losses on rate & contracts                                      21,752,000
RCD15             RCFD3548      Total trading liabilities                                       21,752,000
RCE1.1.A          RCON2201      Private Transaction                                          3,375,096,000
RCE1.1.B          RCON2240      Private Demand Deposits                                      2,941,262,000
RCE1.1.C          RCON2346      Private Nontransaction                                       4,550,188,000
RCE1.2.A          RCON2202      USG Transaction                                                 25,523,000
RCE1.2.B          RCON2280      USG Demand Deposits                                             25,523,000
RCE1.2.C          RCON2520      USG Nontransaction                                                       -
RCE1.3.A          RCON2203      State/Local Transaction                                         44,487,000
RCE1.3.B          RCON2290      State/Local Demand Deposits                                     42,033,000
RCE1.3.C          RCON2530      State/Local Nontransaction                                       8,218,000
RCE1.4.A          RCON2206      US Coml Banks Transaction                                      549,800,000

NORWEST BANK MINNESOTA, N.A
June 30, 1997 Call Report
Hard Copy of Excel Spread Sheet


RCE1.4.B          RCON2310      US Coml Banks Demand Deposits                                  549,800,000
RCE1.4.C          RCON2550      US Coml Banks Nontransaction                                             -
RCE1.5.A          RCON2207      Other US Dep'y Transaction                                         730,000
RCE1.5.B          RCON2312      Other US Dep'y Demand Deposits                                     730,000
RCE1.5.C          RCON2349      Other US Dep'y Nontransaction                                            -
RCE1.6.A          RCON2213      For Banks Transaction                                           13,018,000
RCE1.6.B          RCON2320      For Banks Demand Deposits                                       13,018,000
RCE1.6.C          RCON2236      For Branches US Banks Nontransaction                                     -
RCE1.7.A          RCON2216      For Govt Transaction                                                     -
RCE1.7.B          RCON2300      For Govt Demand Deposits                                                 -
RCE1.7.C          RCON2377      For Govt Nontransaction                                                  -
RCE1.8.A          RCON2330      Certified Checks: Transaction                                   38,438,000
RCE1.8.B          RCON2330      Certified Checks: Demand                                        38,438,000
RCE1.9.A          RCON2215      Total Transaction Accounts                                   4,047,092,000
RCE1.9.B          RCON2210      Total Demand Deposits                                        3,610,804,000
RCE1.9.C          RCON2385      Total Nontransaction Accounts                                4,558,406,000
RCE1.M.1.A        RCON6835      IRA/Keogh                                                      521,249,000
RCE1.M.1.B        RCON2365      Brokered                                                                 -
RCE1.M.1.E        RCON5590      Memoranda: Preferred Deposits                                   48,204,000
RCE1.M.1C1        RCON2343      Brokered < $100K                                                         -
RCE1.M.1C2        RCON2344      Brokered Participated to < $100K                                         -
RCE1.M.1D1        RCONA243      Matur data:denom < 100k,matur<= 1 yr                                     -
RCE1.M.1D2        RCONA244      Matur data:denom =>100k,matur<= 1 yr                                     -
RCE1.M.2.B        RCON6648      Memoranda: Time Deposits <$100 000                           1,669,427,000
RCE1.M.2.C        RCON2604      Memoranda: Time Deposits >=$100 000                            185,659,000
RCE1.M.2A1        RCON6810      MMDAs                                                        1,665,078,000
RCE1.M.2A2        RCON0352      Other Savings                                                1,038,242,000
RCE1.M.3          RCON2398      NOW                                                            436,288,000
RCE1.M.5A1        RCONA579      Memo: Time Deps < 100K < 3 MO                                  290,008,000
RCE1.M.5A2        RCONA580      Memo: Time Deps < 100K 3-12 MO                                 735,366,000
RCE1.M.5A3        RCONA581      Memo: Time Deps < 100K 1-3 YRS                                 503,727,000
RCE1.M.5A4        RCONA582      Memo: Time Deps < 100K > 3 YRS                                 140,326,000
RCE1.M.5B         RCONA241      Memo: Time Deps < 100K < 1 YR                                1,025,374,000
RCE1.M.6A1        RCONA584      Memo: Time Deps > 100K < 3 MO                                   52,013,000
RCE1.M.6A2        RCONA585      Memo: Time Deps > 100K 3-12 MO                                  69,177,000
RCE1.M.6A3        RCONA586      Memo: Time Deps > 100K 1-3 YRS                                  43,833,000
RCE1.M.6A4        RCONA587      Memo: Time Deps > 100K > 3 YRS                                  20,636,000
RCE1.M.6B         RCONA242      Memo: Time Deps > 100K < 1 YR                                  121,190,000
RCE2.1            RCFN2621      Private                                                        762,035,000
RCE2.2            RCFN2623      US Banks                                                     2,859,136,000
RCE2.3            RCFN2625      For Banks                                                       98,811,000
RCE2.4            RCFN2650      For Govts                                                                -
RCE2.5            RCFN2330      Certified Checks                                                     2,000
RCE2.6            RCFN2668      Other                                                              114,000

NORWEST BANK MINNESOTA, N.A
June 30, 1997 Call Report
Hard Copy of Excel Spread Sheet


RCE2.7            RCFN2200      Total Deps in Foreign Offices                                3,720,098,000
RCE2.M.1          RCFNA245      Memo:TD with remaining maturity<=1 yr                        3,681,760,000
RCF1              RCFD2164      Income Earned Not Collected Loans                               53,837,000
RCF2              RCFD2148      Net Deferred Tax Assets                                                  -
RCF3.A            RCFDA519      Interest Only Strip: Mortgage Loans                                      -
RCF3.B            RCFDA520      Interest Only Strip: Other Assets                                        -
RCF4              RCFD2168      Other Assets                                                   226,559,000
RCF4.A            RCFD3549      Other Assets - Line A                                                    -
RCF4.B            RCFD3550      Other Assets - Line B                                                    -
RCF4.C            RCFD3551      Other Assets - Line C                                                    -
RCF5              RCFD2160       Total Other Assets                                            280,396,000
RCFM.1            RCFD5610      Memo: Deferred Tax Assets Disallowed                                     -
RCG1.A            RCON3645      Expenses Accrued and Unpaid on deposi                           32,117,000
RCG1.B            RCFD3646      Other Expenses Accrued and Unpaid                              309,879,000
RCG2              RCFD3049      Net Deferred Tax Liabilities                                   143,398,000
RCG3              RCFD3000      Minority Interest in Subsidiaries                                  402,000
RCG4              RCFD2938      Other Liabilities                                               14,708,000
RCG4.A            RCFD3552      Other Liabilities - Line A                                       9,035,000
RCG4.B            RCFD3553      Other Liabilities - Line B                                               -
RCG4.C            RCFD3554      Other Liabilities - Line C                                               -
RCG5              RCFD2930       Total Other Liabilities                                       500,504,000
RCH01             RCON2155      Customers' Liability on Acceptances                              9,108,000
RCH02             RCON2920      Bank's Liability on Acceptances                                  9,108,000
RCH03             RCON1350      Fed Funds Sold                                               4,217,807,000
RCH04             RCON2800      Fed Funds Purchased                                          4,198,790,000
RCH05             RCON3190      Other Borrowed Money                                           329,218,000
RCH06             RCON2163      Net Due from Own For Offices                                             -
RCH07             RCON2941      Net Due to Own For Offices                                   3,576,056,000
RCH08             RCON2192       Total Assets                                               18,866,686,000
RCH09             RCON3129       Total Liabilities                                          13,950,311,000
RCH10             RCON1779      US Treasury Securities                                       1,325,432,000
RCH11             RCON1785      US Government agency obligations                                 5,279,000
RCH12             RCON1786      Securities issued by US states/subdiv                          138,676,000
RCH13.A.1         RCON1787      MBS: Pass-Through: FNMA/FHLMC/GNMA                             431,116,000
RCH13.A.2         RCON1869      MBS: Pass-Through: Other Pass-Through                               62,000
RCH13.B.1         RCON1877      MBS: Other MBS: FNMA/FHLMC/GNMA                                 25,672,000
RCH13.B.2         RCON2253      MBS: Other MBS: All Other MBS                                    2,585,000
RCH14             RCON3159      Other Domestic Debt Securities                                   4,955,000
RCH15             RCON3160      Foreign Debt Securities                                                  -
RCH16.A           RCONA513      Equity Securities: Mutual Fund/Eq Sec                            2,802,000
RCH16.B           RCON3169      Equity Securities: All others                                  129,679,000
RCH17             RCON3170      Total Securities Held and Sale                               2,066,258,000
RCHM.1            RCON3051      Net Due from Own IBF                                                     -
RCHM.2            RCON3059      Net Due to Own IBF                                                       -

NORWEST BANK MINNESOTA, N.A
June 30, 1997 Call Report
Hard Copy of Excel Spread Sheet


RCI1              RCFN2133       Total IBF Assets                                                        -
RCI2              RCFN2076       Total IBF Loans/Leases                                                  -
RCI3              RCFN2077      IBF Coml/Indl                                                            -
RCI4              RCFN2898       Total IBF Liabilities                                                   -
RCI5              RCFN2379      IBF Deposit Liabilities Due to Banks                                     -
RCI6              RCFN2381      Other IBF Deposit Liabilities                                            -
RCK01             RCFD3381      Interest-bearing Balances                                       17,904,000
RCK02             RCFD3382      US Govt/Treasury                                             3,046,710,000
RCK03             RCFD3383      State/Local Securities                                         128,076,000
RCK04.A           RCFD3647      Other debt Securities                                            4,576,000
RCK04.B           RCFD3648      Other equity Securities                                        132,490,000
RCK05             RCFD3365      Fed Funds Sold                                               3,620,584,000
RCK06.A.1         RCON3360       Total Loans                                                 9,511,553,000
RCK06.A.2         RCON3385      RE Loans                                                     3,909,105,000
RCK06.A.3         RCON3386      Agricultural & Farm Loans                                       10,708,000
RCK06.A.4         RCON3387      Commercial/Industrial Loans                                  4,140,141,000
RCK06.A.5         RCON3388      Consumer Loans                                                 796,526,000
RCK06.B           RCFN3360      Foreign Office Loans                                           153,315,000
RCK07             RCFD3401      Assets Held in Trading Accounts                                246,992,000
RCK08             RCFD3484      Lease Fin'g Receivables                                        670,091,000
RCK09             RCFD3368       Total Assets                                               18,238,750,000
RCK10             RCON3485      Domestic Transaction Accounts                                  151,693,000
RCK11.A           RCON3486      MMDAs                                                        1,638,781,000
RCK11.B           RCON3487      Other Savings                                                1,324,354,000
RCK11.C           RCONA514      Time Deposits >= $100,000                                      166,564,000
RCK11.D           RCONA529      Time Deposits < $100,000                                     1,792,998,000
RCK12             RCFN3404      Interest-bearing Deposits in For Offi                        3,087,970,000
RCK13             RCFD3353      Fed Funds Purchased                                          3,578,974,000
RCK14             RCFD3355      Other Borrowed Money                                           356,087,000
RCL01.A           RCFD3814      Unused Commits: Revolv Lines Secured                           207,072,000
RCL01.B           RCFD3815      Unused Commits: Credit Card Lines                                        -
RCL01.C.1         RCFD3816      Unused Commits: Fund loans secured                              72,297,000
RCL01.C.2         RCFD6550      Unused Commits: Fund loans not secure                                    -
RCL01.D           RCFD3817      Unused Commits: Securities Underwrit                                     -
RCL01.E           RCFD3818      Unused Commits: Other Unused Commits                         4,245,179,000
RCL02             RCFD3819      Fincl Standby Letters of Credit                                922,226,000
RCL02.A           RCFD3820      Amount Fincl Standby Letters Conveyed                          385,438,000
RCL03             RCFD3821      Perfm Standby Letters of Credit                                 75,157,000
RCL03.A           RCFD3822      Amount Perfm Standby Letters Conveyed                           19,368,000
RCL04             RCFD3411      Commercl & Similar Letters of Credit                           349,324,000
RCL05             RCFD3428      Participations in Acceptncs Conveyed                                     -
RCL06             RCFD3429      Participations in Acceptncs Acquired                                     -
RCL07             RCFD3432      Securities Borrowed                                          2,616,996,000
RCL08             RCFD3433      Securities Lent                                                226,171,000

NORWEST BANK MINNESOTA, N.A
June 30, 1997 Call Report
Hard Copy of Excel Spread Sheet


RCL09.A.1         RCFDA521      1-4 Family: Outstanding Balance                                 19,557,000
RCL09.A.2         RCFDA522      1-4 Family: Amount of Recourse                                  19,557,000
RCL09.B.1         RCFDA523      Other Assets: Outstanding Balance                                        -
RCL09.B.2         RCFDA524      Other Assets: Amount of Recourse                                         -
RCL09.C.1         RCFDA249      Sml busns obligations:Outstanding bal                                    -
RCL09.C.2         RCFDA250      Sml busns obligations:retaind recours                                    -
RCL10.A           RCFDA534      Credit Derivatives: Guarantor                                            -
RCL10.B           RCFDA535      Credit Derivatives: Beneficiary                                          -
RCL11             RCFD8765      Spot Foreign Exchange Contracts                                149,429,000
RCL12             RCFD3430      All Other Off-Balance Sheet Liabs                                        -
RCL12.A           RCFD3555      Other Off-Balance Sheet Liabilities-A                                    -
RCL12.B           RCFD3556      Other Off-Balance Sheet Liabilities-B                                    -
RCL12.C           RCFD3557      Other Off-Balance Sheet Liabilities-C                                    -
RCL12.D           RCFD3558      Other Off-Balance Sheet Liabilities-D                                    -
RCL13             RCFD5591      All Other Off-Balance Sheet Assets                                       -
RCL13.A           RCFD5592      Other Off-Balance Sheet Assets - A                                       -
RCL13.B           RCFD5593      Other Off-Balance Sheet Assets - B                                       -
RCL13.C           RCFD5594      Other Off-Balance Sheet Assets - C                                       -
RCL13.D           RCFD5595      Other Off-Balance Sheet Assets - D                                       -
RCL14.A.A         RCFD8693      Int Rate Contracts - Gross Futures                           1,647,500,000
RCL14.A.B         RCFD8694      Forgn Exch Contracts - Gross Futures                                     -
RCL14.A.C         RCFD8695      Equity Contracts - Gross Futures                                         -
RCL14.A.D         RCFD8696      Commodity Contracts - Gross Futures                                      -
RCL14.B.A         RCFD8697      Int Rate Contracts - Gross Forwards                                      -
RCL14.B.B         RCFD8698      Forgn Exch Contracts - Gross Forwards                          633,065,000
RCL14.B.C         RCFD8699      Equity Contracts - Gross Forwards                                        -
RCL14.B.D         RCFD8700      Commodity Contracts - Gross Forwards                                     -
RCL14.C.1A        RCFD8701      Int Rate Contracts - Exchg Trad Wrttn                                    -
RCL14.C.1B        RCFD8702      Forgn Exch Contracts - Exchg Trad Wrt                                    -
RCL14.C.1C        RCFD8703      Equity Contracts - Exchg Trad Written                                    -
RCL14.C.1D        RCFD8704      Commodity Contracts - Exchg Trad Wrtn                                    -
RCL14.C.2A        RCFD8705      Int Rate Contracts - Exchg Trad Purch                                    -
RCL14.C.2B        RCFD8706      Forgn Exch Contracts - Exchg Trad Pur                                    -
RCL14.C.2C        RCFD8707      Equity Contracts - Exchg Trad Purchas                                    -
RCL14.C.2D        RCFD8708      Commodity Contracts - Exchg Trade Pur                                    -
RCL14.D.1A        RCFD8709      Int Rate Contracts - OTC Written Optn                        1,375,829,000
RCL14.D.1B        RCFD8710      Forgn Exch Contracts - OTC Wrtn Optns                            5,429,000
RCL14.D.1C        RCFD8711      Equity Contracts - OTC Written Option                                    -
RCL14.D.1D        RCFD8712      Commodity Contracts - OTC Written Opt                            9,303,000
RCL14.D.2A        RCFD8713      Int Rate Contracts - OTC Purchased Op                          737,887,000
RCL14.D.2B        RCFD8714      Forgn Exch Contracts - OTC Purchased                             5,429,000
RCL14.D.2C        RCFD8715      Equity Contracts - OTC Purchased Optn                                    -
RCL14.D.2D        RCFD8716      Commodity Contracts - OTC Purch Optn                             8,922,000
RCL14.E.A         RCFD3450      Int Rate Contracts - Gross Swaps                             4,322,877,000

NORWEST BANK MINNESOTA, N.A
June 30, 1997 Call Report
Hard Copy of Excel Spread Sheet


RCL14.E.B         RCFD3826      Forgn Exch Contracts - Gross Swaps                                       -
RCL14.E.C         RCFD8719      Equity Contracts - Gross Swaps                                           -
RCL14.E.D         RCFD8720      Commodity Contracts - Gross Swaps                                6,077,000
RCL15.A           RCFDA126      Int Rate Contracts - Gross Held Trade                        3,744,612,000
RCL15.B           RCFDA127      Forgn Exch Contracts - Gross Held Trd                          643,923,000
RCL15.C           RCFD8723      Equity Contracts - Gross Held Trading                                    -
RCL15.D           RCFD8724      Commodity Contracts - Gross Held Trad                           24,302,000
RCL16.A.A         RCFD8725      Int Rate Contracts - Marked to Market                                    -
RCL16.A.B         RCFD8726      Forgn Exch Contracts - Marked to Mrkt                                    -
RCL16.A.C         RCFD8727      Equity Contracts - Marked to Market                                      -
RCL16.A.D         RCFD8728      Commodity  Contracts - Marked to Mrkt                                    -
RCL16.B.A         RCFD8729      Int Rate Contracts - NOT Marked                              4,339,481,000
RCL16.B.B         RCFD8730      Forgn Exch Contracts - NOT Marked                                        -
RCL16.B.C         RCFD8731      Equity Contracts - NOT Marked                                            -
RCL16.B.D         RCFD8732      Commodity  Contracts - NOT Marked                                        -
RCL16.C.A         RCFDA589      Int Rate Contracts - Bank Pays Fixed                           200,000,000
RCL17.A.1A        RCFD8733      Int Rate Contracts Held - Pos Values                             4,819,000
RCL17.A.1B        RCFD8734      Forgn Exch Contracts Held - Pos Value                           16,705,000
RCL17.A.1C        RCFD8735      Equity Contracts Held - Pos Values                                       -
RCL17.A.1D        RCFD8736      Commodity Contracts Held - Pos Value                               338,000
RCL17.A.2A        RCFD8737      Int Rate Contracts Held - Neg Values                             4,335,000
RCL17.A.2B        RCFD8738      Forgn Exch Contracts Held - Neg Value                           17,022,000
RCL17.A.2C        RCFD8739      Equity Contracts Held - Neg Values                                       -
RCL17.A.2D        RCFD8740      Commodity Contracts Held - Neg Value                               394,000
RCL17.B.1A        RCFD8741      Int Rate Contracts Markd- Pos Values                                     -
RCL17.B.1B        RCFD8742      Forgn Exch Contracts Markd- Pos Value                                    -
RCL17.B.1C        RCFD8743      Equity Contracts Markd- Pos Values                                       -
RCL17.B.1D        RCFD8744      Commodity Contracts Markd- Pos Value                                     -
RCL17.B.2A        RCFD8745      Int Rate Contracts Markd- Neg Values                                     -
RCL17.B.2B        RCFD8746      Forgn Exch Contracts Markd- Neg Value                                    -
RCL17.B.2C        RCFD8747      Equity Contracts Markd- Neg Values                                       -
RCL17.B.2D        RCFD8748      Commodity Contracts Markd- Neg Value                                     -
RCL17.C.1A        RCFD8749      Int Rate Contracts Not Markd - PosVal                           39,749,000
RCL17.C.1B        RCFD8750      Forgn Exch Contracts Not Markd-PosVal                                    -
RCL17.C.1C        RCFD8751      Equity Contracts Not Markd - PosVal                                      -
RCL17.C.1D        RCFD8752      Commodity Contracts Not Markd-PosVal                                     -
RCL17.C.2A        RCFD8753      Int Rate Contracts Not Markd - NegVal                            2,264,000
RCL17.C.2B        RCFD8754      Forgn Exch Contracts Not Markd-NegVal                                    -
RCL17.C.2C        RCFD8755      Equity Contracts Not Markd - NegVal                                      -
RCL17.C.2D        RCFD8756      Commodity Contracts Not Markd-NegVal                                     -
RCLM.3            RCFD3833      Unused Commitments > 1 year                                  4,176,909,000
RCLM.3.A          RCFD3834      Participations in Commitments > 1 Yr                           269,806,000
RCLM.4            RCFD3377      Standby Letters of Credit - Non-U.S.                                     -
RCLM.5.A          RCFD2741      Con Inst Lns w/o recourse - Prv Autos                                    -

NORWEST BANK MINNESOTA, N.A
June 30, 1997 Call Report
Hard Copy of Excel Spread Sheet


RCLM.5.B          RCFD2742      Con Inst Lns w/o recourse - Crd Cards                                    -
RCLM.5.C          RCFD2743      Con Inst Lns w/o recourse - All other                                    -
RCM1.A            RCFD6164      Credit to Executives/Principals                                 10,466,000
RCM1.B            RCFD6165      Number of Execs Who Borrowed $500K/5%                                    4
RCM10.A           RCON6441      Mutual Fund: Money Market Funds                                 57,784,000
RCM10.B           RCON8427      Mutual Fund: Equity Securities                                           -
RCM10.C           RCON8428      Mutual Fund: Debt Securities                                             -
RCM10.D           RCON8429      Mutual Fund: Other Mutual Funds                                 33,850,000
RCM10.E           RCON8430      Mutual Fund: Annuities                                          13,388,000
RCM10.F           RCON8784      Mutual Fund: Sales of Proprietary                               62,271,000
RCM11             RCFDA525      Net Unamortized Gains (Sched RC)                               (33,955,000)
RCM12             RCFDA526      Assets Netted Against (Sched RC)                                         -
RCM13             RCFDA591      Outstanding Principal Bal Serviced                                       -
RCM2              RCFD3405      Fed Funds Sold -- Foreign Banks                                318,800,000
RCM4.A            RCFD5500      O/S Bal Mortgages Serviced - GNMA                                        -
RCM4.B.1          RCFD5501      O/S Bal Morts Serviced-FHLMC w/ recou                                    -
RCM4.B.2          RCFD5502      O/S Bal Morts Serviced-FHLMC w/o rec                                     -
RCM4.C.1          RCFD5503      O/S Bal Morts Serviced-FNMA Reg optn                                     -
RCM4.C.2          RCFD5504      O/S Bal Morts Serviced-FNMA Spec optn                                    -
RCM4.D            RCFD5505      O/S Bal Morts Serviced-All other                               428,261,000
RCM5.A            RCFD2103      Customers' Liability on Acceptances:                            14,997,000
RCM5.B            RCFD2104      Customers' Liability on Acceptances:                             9,517,000
RCM6.A            RCFD3164      Mtge Servicing Rights                                                    -
RCM6.A.1          RCFDA590      Mort Serv Rights - Est Fair Value                                        -
RCM6.B.1          RCFD5506      Other Intangible                                                         -
RCM6.B.2          RCFD5507      Other Intangible - All Other                                       383,000
RCM6.C            RCFD3163      Goodwill                                                        11,542,000
RCM6.D            RCFD2143      Total Intangible Assets                                         11,925,000
RCM6.E            RCFD6442      Intangible Assets Grandfathered                                          -
RCM7              RCFD3295      Mandatory Convertible Debt Dedictated                                    -
RCM8.A.1          RCFD5372      Othr Real Estate - Direct & Indirect                                     -
RCM8.A.2.A        RCON5508      Othr Real Estate - All other Real Est                                    -
RCM8.A.2.B        RCON5509      Othr Real Estate - Farmland                                              -
RCM8.A.2.C        RCON5510      Othr Real Estate - 1-4 Family Residnt                            6,820,000
RCM8.A.2.D        RCON5511      Othr Real Estate - Multifamily Resid                                     -
RCM8.A.2.E        RCON5512      Othr Real Estate - Nonfarm Nonresiden                              403,000
RCM8.A.2.F        RCFN5513      Othr Real Estate - In Foreign Offices                                    -
RCM8.A.3          RCFD2150      Othr Real Estate - Total                                         7,223,000
RCM8.B.1          RCFD5374      Inves - Direct & Indirect invest R/E                                     -
RCM8.B.2          RCFD5375      Inves - All othr invest unconsol subs                                    -
RCM8.B.3          RCFD2130      Investmnts in unconsold subs - Total                                     -
RCM9              RCFD3778      Noncumulative Perpetual Preferred Stk                                    -
RCMM.1            RCFD3836      Interbank Holdings: Reciprocal    DEC                                    -
RCN1.A.A          RCFD1245      RE  US: 30-89 Days                                              25,286,000

NORWEST BANK MINNESOTA, N.A
June 30, 1997 Call Report
Hard Copy of Excel Spread Sheet


RCN1.A.B          RCFD1246      RE  US: 90+ Days                                                 3,713,000
RCN1.A.C          RCFD1247      RE  US: Nonaccrual                                              12,228,000
RCN1.B.A          RCFD1248      RE  non-US: 30-89 Days                                                   -
RCN1.B.B          RCFD1249      RE  non-US: 90+ Days                                                     -
RCN1.B.C          RCFD1250      RE  non-US: Nonaccrual                                                   -
RCN10.A           RCFD5612      Loans/Leases US Guaranteed-30-89 Days                            2,100,000
RCN10.A.A         RCFD5615      Loans/Leases Guaranteed: 30-89 Days                              1,484,000
RCN10.A.B         RCFD5616      Loans/Leases Guaranteed: 30-89 Days                                 42,000
RCN10.A.C         RCFD5617      Loans/Leases Guaranteed: 30-89 Days                                640,000
RCN10.B           RCFD5613      Loans/Leases US Guaranteed- 90+ Days                               100,000
RCN10.C           RCFD5614      Loans/Leases US Guaranteed-Nonaccrual                              850,000
RCN2.A.A          RCFD5377      Loans US Deps: US Banks: 30-89 Days                                      -
RCN2.A.B          RCFD5378      Loans US Deps: US Banks: 90+ Days                                        -
RCN2.A.C          RCFD5379      Loans US Deps: US Banks: Nonaccrual                                      -
RCN2.B.A          RCFD5380      Loans US Deps: Foreign:  30-89 Days                                      -
RCN2.B.B          RCFD5381      Loans US Deps: Foreign:  90+ Days                                        -
RCN2.B.C          RCFD5382      Loans US Deps: Foreign:  Nonaccrual                                      -
RCN3.A            RCFD1594      Ag  US: 30-89 Days                                                  20,000
RCN3.B            RCFD1597      Ag  US: 90+ Days                                                    12,000
RCN3.C            RCFD1583      Ag  US: Nonaccrual                                                       -
RCN4.A.A          RCFD1251      Coml/Indl  US: 30-89 Days                                       18,233,000
RCN4.A.B          RCFD1252      Coml/Indl  US: 90+ Days                                              8,000
RCN4.A.C          RCFD1253      Coml/Indl  US: Nonaccrual                                       22,893,000
RCN4.B.A          RCFD1254      Coml/Indl  non-US: 30-89 Days                                            -
RCN4.B.B          RCFD1255      Coml/Indl  non-US: 90+ Days                                              -
RCN4.B.C          RCFD1256      Coml/Indl  non-US: Nonaccrual                                            -
RCN5.A.A          RCFD5383      Consumer: Credit Cards: 30-89 Days                               1,630,000
RCN5.A.B          RCFD5384      Consumer: Credit Cards: 90+ Days                                   180,000
RCN5.A.C          RCFD5385      Consumer: Credit Cards: Nonaccrual                                       -
RCN5.B.A          RCFD5386      Consumer: Other: 30-89 Days                                     18,036,000
RCN5.B.B          RCFD5387      Consumer: Other: 90+ Days                                        2,398,000
RCN5.B.C          RCFD5388      Consumer: Other: Nonaccrual                                        268,000
RCN6.A            RCFD5389      Foreign:  30-89 Days                                                     -
RCN6.B            RCFD5390      Foreign:  90+ Days                                                       -
RCN6.C            RCFD5391      Foreign:  Nonaccrual                                                     -
RCN7.A            RCFD5459      Other: 30-89 Days                                               16,276,000
RCN7.B            RCFD5460      Other: 90+ Days                                                     71,000
RCN7.C            RCFD5461      Other: Nonaccrual                                                6,963,000
RCN8.A.A          RCFD1257      Leases  US: 30-89 Days                                                   -
RCN8.A.B          RCFD1258      Leases  US: 90+ Days                                                     -
RCN8.A.C          RCFD1259      Leases  US: Nonacrual                                           13,024,000
RCN8.B.A          RCFD1271      Leases  non-US: 30-89 Days                                               -
RCN8.B.B          RCFD1272      Leases  non-US: 90+ Days                                                 -
RCN8.B.C          RCFD1791      Leases  non-US: Nonaccrual                                               -

NORWEST BANK MINNESOTA, N.A
June 30, 1997 Call Report
Hard Copy of Excel Spread Sheet


RCN9.A            RCFD3505      Debt Securities: 30-89 Days                                               -
RCN9.B            RCFD3506      Debt Securities: 90+ Days                                                 -
RCN9.C            RCFD3507      Debt Securities: Nonaccrual                                               -
RCNM.1.A          RCFD1658      Restruc'd Loans: 30-89 Days                                               -
RCNM.1.B          RCFD1659      Restruc'd Loans: 90+ Days                                                 -
RCNM.1.C          RCFD1661      restruc'd Loans: Nonaccrual                                               -
RCNM.2.A          RCFD6558      Comm Real Estate Loans: 30-89 Days                                        -
RCNM.2.B          RCFD6559      Comm Real Estate Loans: 90+ Days                                          -
RCNM.2.C          RCFD6560      Comm Real Estate Loans: Nonaccrual                                        -
RCNM.3.AA         RCON2759      Secured Loans - Const: 30-89 Days                                         -
RCNM.3.AB         RCON2769      Secured Loans - Const: 90+ Days                                           -
RCNM.3.AC         RCON3492      Secured Loans - Const: Nonaccrual                                    25,000
RCNM.3.BA         RCON3493      Secured Loans - Farmland: 30-89 Days                                      -
RCNM.3.BB         RCON3494      Secured Loans - Farmland: 90+ Days                                        -
RCNM.3.BC         RCON3495      Secured Loans - Farmland: Nonaccrual                                      -
RCNM.3.C1A        RCON5398      Secd Loans 1-4 Fam-Revol: 30-89 Days                              1,254,000
RCNM.3.C1B        RCON5399      Secd Loans 1-4 Fam-Revol: 90+ Days                                   69,000
RCNM.3.C1C        RCON5400      Secd Loans 1-4 Fam-Revol: Nonaccrual                                      -
RCNM.3.C2A        RCON5401      Secd Loans 1-4 Fam-Other: 30-89 Days                             20,350,000
RCNM.3.C2B        RCON5402      Secd Loans 1-4 Fam-Other: 90+ Days                                3,644,000
RCNM.3.C2C        RCON5403      Secd Loans 1-4 Fam-Other: Nonaccrual                              9,259,000
RCNM.3.DA         RCON3499      Secured Loans - Multifam: 30-89 Days                                570,000
RCNM.3.DB         RCON3500      Secured Loans - Multifam: 90+ Days                                        -
RCNM.3.DC         RCON3501      Secured Loans - Multifam: Nonaccrual                                      -
RCNM.3.EA         RCON3502      Secured Loans - Non Farm: 30-89 Days                              3,112,000
RCNM.3.EB         RCON3503      Secured Loans - Non Farm: 90+ Days                                        -
RCNM.3.EC         RCON3504      Secured Loans - Non Farm: Nonaccrual                              2,944,000
RCNM.4.AA         RCFD3522      Rate/Contract: Book Value: 30-89 Days                                     -
RCNM.4.AB         RCFD3528      Rate/Contract: Book Value: 90+ Days                                       -
RCNM.4.BA         RCFD3529      Rate/Contract: Replacement:30-89 Days                                     -
RCNM.4.BB         RCFD3530      Rate/Contract: Replacement: 90+ Days                                      -
RCO1.A            RCON0030      Unposted Debits                                                           -
RCO1.B.1          RCON0031      Unposted Debits: Demand                                                   -
RCO1.B.2          RCON0032      Unposted Debits: Time/Savings                                             -
RCO10             RCON8432      Deposit Institution Invest. Contracts                                     -
RCO11.A           RCON8785      Reciprocal Demand Bals - Savings Asc.                                     -
RCO11.B           RCONA181      Reciprocal Demand Bals - Foreign Brch                                     -
RCO11.C           RCONA182      Reciprocal Demand Bals - Cash Items                                       -
RCO12.A           RCONA527      Amt of Assets Netted agst Dem Deps                                        -
RCO12.B           RCONA528      Amt of Assets Netted agst Tim/Svg Dep                                     -
RCO2.A            RCON3510      Unposted Credits                                                          -
RCO2.B.1          RCON3512      Unposted Credits: Demand                                                  -
RCO2.B.2          RCON3514      Unposted Credits: Time/Savings                                            -
RCO3              RCON3520      Uninvested Trust Fund Cash                                                -

NORWEST BANK MINNESOTA, N.A
June 30, 1997 Call Report
Hard Copy of Excel Spread Sheet


RCO4.A            RCON2211      Demand Deposits of Unconsolidaed Subs                           24,262,000
RCO4.B            RCON2351       Time/Savings Deposits of Unconsolida                                    -
RCO4.C            RCON5514      Int accrued/unpaid on deps of con sub                                    -
RCO5.A            RCON2229      Demand Deposits: Insured Branches                                        -
RCO5.B            RCON2383       Time/Savings Deposits: Insured Branc                                    -
RCO5.C            RCON5515      Int accrued/unpaid on deps in ins brc                                    -
RCO6.A            RCON2314      Pass-through Reserve Balances: Demand                              288,000
RCO6.B            RCON2315      Pass-through-Reserve Balances: Time/S                                    -
RCO7.A            RCON5516      Unamortized premiums                                                26,000
RCO7.B            RCON5517      Unamortized discounts                                            5,679,000
RCO8.A.1          RCONA531      OAKAR: Total Deposits Purchased                                          -
RCO8.A.2          RCONA532      OAKAR: Amt of Purchased Deposits                                         -
RCO8.B            RCONA533      OAKAR: Total Deposits Sold                                               -
RCOM.1.A.1        RCON2702      Amount of Deposit Accounts < $100K                           4,325,543,000
RCOM.1.A.2        RCON3779      (June Only) Number of Deposit Accts <                            1,376,269
RCOM.1.B.1        RCON2710      Amount of Deposit Accounts > $100K                           4,279,955,000
RCOM.1.B.2        RCON2722      Number of Deposit Accounts > $100K                                   6,208
RCOM.2.A          RCON6861      Yes/No: Bank has a better method/proc                                    -
RCOM.2.B          RCON5597      If YES: Uninsured Deposits Amount                                        -
RCOM.3            RCONA545      Cert No of consolidated inst.                                            -
RCR1              RCFD6056      Do You Meet Capital Requirements? Y/N                                    -
RCR2.A            RCFDA515      Subord Debt & Int Term Prfrd Stock                                 165,000
RCR2.B            RCFDA516      Other Limited-Life cap Instr                                             -
RCR3.A            RCFD8274      Regulatory capt ratios:Tier 1 Capital                        1,319,245,000
RCR3.B            RCFD8275      Regulatory capt ratios:Tier 2 Capital                          158,975,000
RCR3.C            RCFD3792      Regulatory capt ratios:Total RB Captl                        1,478,220,000
RCR3.D            RCFDA222      Regulatory capt ratios:Excess allownc                           60,484,000
RCR3.E            RCFDA223      Regulatory capt ratios:Risk-wtd assts                       12,644,289,000
RCR3.F            RCFDA224      Regulatory capt ratios:Avrg tot assts                       18,226,739,000
RCR4.A            RCFD5163       00 % Risk assets recorded on Bal Sht                        2,257,128,000
RCR4.B            RCFD3796       00 % Risk: Credit Equiv Off-Balance                                     -
RCR5.A            RCFD5165       20 % Risk assets recorded on Bal Sht                        6,912,956,000
RCR5.B            RCFD3801       20 % Risk: Credit Equiv Off-Balance                           790,384,000
RCR6.A            RCFD3802       50 % Risk: Assets On Balance Sheet                          2,887,882,000
RCR6.B            RCFD3803       50 % Risk: Credit Equiv Off-Balance                           149,766,000
RCR7.A            RCFD3804      100 % Risk: Assets On Balance Sheet                          7,168,311,000
RCR7.B            RCFD3805      100 % Risk: Credit Equiv Off-Balance                         2,476,970,000
RCR8              RCFD3806      On-Balance Sheet Values Excluded From                           32,723,000
RCR9              RCFD3807      Total Assets Recorded On Balnce Sheet                       19,259,000,000
RCRM.01           RCFD8764      Credit Exp - Off-Bal Sheet Derivative                           21,749,000
RCRM.02.AA        RCFD3809      Derivative Int Rate Contracts < 1 YR                           670,565,000
RCRM.02.AB        RCFD8766      Derivative Int Rate Contracts 1-5 YRS                        3,850,164,000
RCRM.02.AC        RCFD8767      Derivative Int Rate Contracts > 5 YRS                          340,034,000
RCRM.02.BA        RCFD3812      Derivative Fgn Exch Contracts < 1 YR                           549,219,000

NORWEST BANK MINNESOTA, N.A
June 30, 1997 Call Report
Hard Copy of Excel Spread Sheet


RCRM.02.BB        RCFD8769      Derivative Fgn Exch Contracts 1-5 YRS                            1,626,000
RCRM.02.BC        RCFD8770      Derivative Fgn Exch Contracts > 5 YRS                                    -
RCRM.02.CA        RCFD8771      Derivative   Gold   Contracts < 1 YR                                     -
RCRM.02.CB        RCFD8772      Derivative   Gold   Contracts 1-5 YRS                                    -
RCRM.02.CC        RCFD8773      Derivative   Gold   Contracts > 5 YRS                                    -
RCRM.02.DA        RCFD8774      Derivative P Metals Contracts < 1 YR                                     -
RCRM.02.DB        RCFD8775      Derivative P Metals Contracts 1-5 YRS                                    -
RCRM.02.DC        RCFD8776      Derivative P Metals Contracts > 5 YRS                                    -
RCRM.02.EA        RCFD8777      Derivative Commodity Contrcts < 1 YR                            10,169,000
RCRM.02.EB        RCFD8778      Derivative Commodity Contrcts 1-5 YRS                            4,830,000
RCRM.02.EC        RCFD8779      Derivative Commodity Contrcts > 5 YRS                                    -
RCRM.02.FA        RCFDA000      Derivative  Equity  Contracts < 1 YR                                     -
RCRM.02.FB        RCFDA001      Derivative  Equity  Contracts 1-5 YRS                                    -
RCRM.02.FC        RCFDA002      Derivative  Equity  Contracts > 5 YRS                                    -
RCX01.A           RCFD3561      Number Of Loans To Executive Officers                                    1
RCX01.B           RCFD3562      Amount Of Loans To Executive Officers                              500,000
RCX01.C1          RCFD7701      Start Rate (####.##%) Loans To Execs.                                    0
RCX01.C2          RCFD7702      Top Rate (####.##%) Loans To Execs.                                      0
RI-01.A.1A        RIAD4011      RE Loans                                                       146,404,000
RI-01.A.1B        RIAD4019      Loans to Dep'y Inst's                                            7,785,000
RI-01.A.1C        RIAD4024      Ag/Farmer Loans                                                    404,000
RI-01.A.1D        RIAD4012      Coml/Indl Loans                                                161,141,000
RI-01.A.1E        RIAD4026      Acceptances                                                        297,000
RI-01.A.1G        RIAD4056      Loans to For Govts                                                       -
RI-01.A.1I        RIAD4058      Other Domestic Loans                                               175,000
RI-01.A.2         RIAD4059      For Loans                                                        5,193,000
RI-01.A1F1        RIAD4054      Credit Cards                                                    12,557,000
RI-01.A1F2        RIAD4055      Other Consumer                                                  19,003,000
RI-01.A1H1        RIAD4503      Taxable State/Local Obligations                                     28,000
RI-01.A1H2        RIAD4504      Exempt State/Local Obligations                                     725,000
RI-01.B.1         RIAD4505      Taxable Leases                                                  21,059,000
RI-01.B.2         RIAD4307      Exempt Leases                                                      179,000
RI-01.C.1         RIAD4105      Domestic Interest on Balances Due                                  403,000
RI-01.C.2         RIAD4106      For Interest on Balances due                                     3,224,000
RI-01.D.1         RIAD4027      US Govt/Treasury Securities                                     74,601,000
RI-01.D.2A        RIAD4506      Taxable State/Local Securities                                      35,000
RI-01.D.2B        RIAD4507      Exempt State/Local Securities                                    3,549,000
RI-01.D.3         RIAD3657      Other Domestic Debt securities                                     202,000
RI-01.D.4         RIAD3658      Foreign Debt Securities                                                  -
RI-01.D.5         RIAD3659      Equity Securities (incl mutual funds)                            4,448,000
RI-01.E           RIAD4069      Interest on Trading Assets                                       4,974,000
RI-01.F           RIAD4020      Interest on Fed Funds Sold Etc                                 101,833,000
RI-01.G           RIAD4107      Total Interest Income                                          568,219,000
RI-02.A.1A        RIAD4508       Transaction Accounts                                            1,424,000

NORWEST BANK MINNESOTA, N.A
June 30, 1997 Call Report
Hard Copy of Excel Spread Sheet


RI-02.A.2         RIAD4172      Interest on For Deposits                                        70,051,000
RI-02.A1B1        RIAD4509      MMDAs                                                           19,930,000
RI-02.A1B2        RIAD4511      Other Savings                                                    7,798,000
RI-02.A1B3        RIADA517      Int Exp: Time Deposits >=$100,000                                4,825,000
RI-02.A1B4        RIADA518      Int Exp: Time Deposits <$100,000                                47,018,000
RI-02.B           RIAD4180      Fed Funds Purchased Etc                                         87,378,000
RI-02.C           RIAD4185      Interest on Demand Notes to US Treasu                           21,541,000
RI-02.E           RIAD4200      Interest on Subordinated Notes/Debent                                6,000
RI-02.F           RIAD4073      Total Interest Expense                                         259,971,000
RI-03             RIAD4074      Net Interest Income                                            308,248,000
RI-04.A           RIAD4230      Provision for Loan and Lease Losses                             28,501,000
RI-04.B           RIAD4243      Provision for Allocated Transfer Risk                                    -
RI-05.A           RIAD4070      Income from Fiduciary Activities                               112,382,000
RI-05.B           RIAD4080      Service Charges on Deposit Accounts                             41,024,000
RI-05.C           RIADA220      Trading Revenue                                                 34,837,000
RI-05.F.1         RIAD5407      Other Noninterest Income - Fee Income                           62,590,000
RI-05.F.2         RIAD5408      Other Noninterest Income - All Other                            50,810,000
RI-05.G           RIAD4079      Total Noninterest Income                                       301,643,000
RI-06.A           RIAD3521      Gain/Loss Sec Held to Maturities                                         -
RI-06.B           RIAD3196      Gain/Loss Sec Available-for-sale                                10,931,000
RI-07.A           RIAD4135      Salaries and Benefits                                          138,272,000
RI-07.B           RIAD4217      Expense on Premises/Fixed Assets                                41,646,000
RI-07.C           RIAD4092      Other Noninterest Expensze                                     207,665,000
RI-07.D           RIAD4093      Total Noninterest Expense                                      387,583,000
RI-08             RIAD4301      Income (loss) Before Income Taxes                              204,738,000
RI-09             RIAD4302      Income Taxes                                                    70,671,000
RI-10             RIAD4300      Income (loss) Before Extraordinary                             134,067,000
RI-11             RIAD4320      Extraordinary/Adj/ Net Of Taxes                                          -
RI-12             RIAD4340      Net Income (loss)                                              134,067,000
RI-M.1            RIAD4513      Interest Expense on Exempt After 8/7/                                1,000
RI-M.10           RIADA251      Memo:Credit losses on off-balnc sheet                                    -
RI-M.11           RIADA530      Does Bank have Subchapter-S Y/N                                          -
RI-M.12           RIAD4772      Deferred Portion of Appl Inc Tax                                         -
RI-M.2            RIAD8431      Memoranda: Income Sale Mutuals                                     906,000
RI-M.5            RIAD4150      Number of Employees on Payroll                                       5,248
RI-M.8.A          RIAD8757      Memoranda: Trading Rev - Interest                               27,044,000
RI-M.8.B          RIAD8758      Memoranda: Trading Rev - Foreign Exch                            7,832,000
RI-M.8.C          RIAD8759      Memoranda: Trading Rev - Equity/Index                                    -
RI-M.8.D          RIAD8760      Memoranda: Trading Rev - Commodity                                 (39,000)
RI-M.9.A          RIAD8761      Memoranda: Impact - Interest Income                             (1,609,000)
RI-M.9.B          RIAD8762      Memoranda: Impact - Interest Expense                             8,591,000
RI-M.9.C          RIAD8763      Memoranda: Impact - Other Allocations                              953,000
RIA01             RIAD3215       Total Equity on Dec 31 prev year-end                        1,243,101,000
RIA02             RIAD3216      Equity Adjustments                                                       -

NORWEST BANK MINNESOTA, N.A
June 30, 1997 Call Report
Hard Copy of Excel Spread Sheet


RIA03             RIAD3217      Amended Balance Previous Year                                1,243,101,000
RIA04             RIAD4340      Net Income/Loss                                                134,067,000
RIA05             RIAD4346      Sale/Conversion of Stock                                                 -
RIA06             RIAD4356      Changes Incident to Combinations                                         -
RIA07             RIAD4470      LESS: Cash Dividends on preferred                                        -
RIA08             RIAD4460      LESS: Cash Dividends on common                                  66,000,000
RIA09             RIAD4411      Changes in Accounting Principles                                         -
RIA10             RIAD4412      Corrections of Accounting Errors                                         -
RIA11             RIAD8433      Net Unrealized Holding Avail Forsale                            (1,592,000)
RIA12             RIAD4414      Foreign Currency Translation Adjustme                              (14,000)
RIA13             RIAD4415      Other Parent BHC Transactions                                   30,757,000
RIA14             RIAD3210      Total Equity Capital End Of Cur. Per.                        1,340,319,000
RIB1.1.A.A        RIAD4651      RE Loans: US: Charge-Offs                                        1,030,000
RIB1.1.A.B        RIAD4661      RE Loans: US: Recoveries                                         1,365,000
RIB1.1.B.A        RIAD4652      RE Loans: non-US: Charge-Offs                                            -
RIB1.1.B.B        RIAD4662      RE Loans: non-US: Recoveries                                             -
RIB1.2.A.A        RIAD4653      Loans to US Banks: Charge-Offs                                           -
RIB1.2.A.B        RIAD4663      Loans to US Banks: Recoveries                                            -
RIB1.2.B.A        RIAD4654      Loans to For Banks: Charge-Offs                                          -
RIB1.2.B.B        RIAD4664      Loans to For Banks: Recoveries                                           -
RIB1.3.A          RIAD4655      Ag/Farm Loans: Charge-Offs                                               -
RIB1.3.B          RIAD4665      Ag/Farm Loans: Recoveries                                            4,000
RIB1.4.A.A        RIAD4645      Coml/Indl Loans  US: Charge-Offs                                19,612,000
RIB1.4.A.B        RIAD4617      Coml/Indl Loans  US: Recoveries                                  2,667,000
RIB1.4.B.A        RIAD4646      Coml/Indl Loans  non-US: Charge-Offs                                     -
RIB1.4.B.B        RIAD4618      Coml/Indl Loans  non-US: recoveries                                      -
RIB1.5.A.A        RIAD4656      Credit Cards: Charge-Offs                                        1,364,000
RIB1.5.A.B        RIAD4666      Credits Cards: Recoveries                                          146,000
RIB1.5.B.A        RIAD4657      Other Consumer Charge-Offs                                       4,627,000
RIB1.5.B.B        RIAD4667      Other Consumer: Recoveries                                       1,753,000
RIB1.6.A          RIAD4643      Loans to For Govts: Charge-Offs                                          -
RIB1.6.B          RIAD4627      Loans to For Govts: Recoveries                                      25,000
RIB1.7.A          RIAD4644      Other Loans: Charge-Offs                                                 -
RIB1.7.B          RIAD4628      Other Loans: Recoveries                                                  -
RIB1.8.A.A        RIAD4658      Leases  US: Charge-Offs                                          2,225,000
RIB1.8.A.B        RIAD4668      Leases  US: Recovereies                                            427,000
RIB1.8.B.A        RIAD4659      Leases  non-US: Chatge-Offs                                              -
RIB1.8.B.B        RIAD4669      Leases  non-US: Recoveries                                               -
RIB1.9.A          RIAD4635       Total Charge-offs (year-to-date)                               28,858,000
RIB1.9.B          RIAD4605       Total Recoveries (year-to-date)                                 6,387,000
RIB1.M.4.A        RIAD5409      Memo: Charge-offs: Loans to fin comm.                                    -
RIB1.M.4.B        RIAD5410      Memo: Recoveries: Loans to fin commcl                                    -
RIB1.M.5AA        RIAD3582      Memo: Charge-offs: Loans sec construc                                    -
RIB1.M.5AB        RIAD3583      Memo: Recoveries: Loans sec construct                               14,000

NORWEST BANK MINNESOTA, N.A
June 30, 1997 Call Report
Hard Copy of Excel Spread Sheet


RIB1.M.5BA        RIAD3584      Memo: Charge-offs: Loans sec farmland                                    -
RIB1.M.5BB        RIAD3585      Memo: Recoveries: Loans sec farmland                                     -
RIB1.M.5DA        RIAD3588      Memo: Charge-offs: Loans sec multifam                                    -
RIB1.M.5DB        RIAD3589      Memo: Recoveries: Loans sec multifaml                                    -
RIB1.M.5EA        RIAD3590      Memo: Charge-offs: Loans sec nonfarm                                     -
RIB1.M.5EB        RIAD3591      Memo: Recoveries: Loans sec nonfarm                              1,267,000
RIB1.M5C1A        RIAD5411      Memo: Charge-offs: Revolv loans 1-4 r                                    -
RIB1.M5C1B        RIAD5412      Memo: Recoveries: Revolv loans 1-4 rs                                    -
RIB1.M5C2A        RIAD5413      Memo: Charge-offs: Other loans 1-4 rs                            1,030,000
RIB1.M5C2B        RIAD5414      Memo: Recoveries: Other loans 1-4 res                               84,000
RIB2.01           RIAD3124      Allowance for Loan/Lease: Dec 31                               213,930,000
RIB2.02           RIAD4605      Recoveries (Loan/Lease)                                          6,387,000
RIB2.03           RIAD4635      LESS: Charge-Offs (Loan/Lease)                                  28,858,000
RIB2.04           RIAD4230      Provision (Loan/Lease)                                          28,501,000
RIB2.05           RIAD4815      Adjustments (Loan/Lease)                                          (666,000)
RIB2.06           RIAD3123      Allow. Loan/Lease Loss Balance                                 219,294,000
RID1.1.A          RIAD4837      Interest Income Booked                                                   -
RID1.1.B          RIAD4838      Interest Expense Booked                                                  -
RID1.1.C          RIAD4839       Total                                                                   -
RID1.2.A          RIAD4840      Net Int'l Int Income Sold American                                       -
RID1.2.B          RIAD4841      Net Domestic Int Income Booked Foreig                                    -
RID1.2.C          RIAD4842       Total                                                                   -
RID1.3.A          RIAD4097      Noninterest Intl INcome                                                  -
RID1.3.B          RIAD4235      Provision for Intl Loan/Lease Losses                                     -
RID1.3.C          RIAD4239      Other Intl Nonint Expense                                                -
RID1.3.D          RIAD4843       Total                                                                   -
RID1.4            RIAD4844       Total                                                                   -
RID1.5            RIAD4845      Adjustment to Pretax Income Etc                                          -
RID1.6            RIAD4846       Total                                                                   -
RID1.7            RIAD4797      Intl Income Taxes                                                        -
RID1.8            RIAD4341       Total                                                                   -
RID1.M.1          RIAD4847      Intracompany Int Income                                                  -
RID1.M.2          RIAD4848      Intracompany Int Expense                                                 -
RID2.1            RIAD4849      Interest Income at IBFs                                                  -
RID2.2            RIAD4850      Interest Expense at IBFs                                                 -
RID2.3.A          RIAD5491      Noninterest Intl Income (Gain/Losses)                                    -
RID2.3.B          RIAD5492      Noninterest Intl Income (Fees & Othr)                                    -
RID2.4            RIAD4852      Provision Loan/Lease Losses Intl Sold                                    -
RID2.5            RIAD4853      Other Noninterest Exp INtl Sold Ameri                                    -
RIE01.A           RIAD5415      Other non-interest income (RI-5.f.2)                                     -
RIE01.B           RIAD5416      Other non-interest income (RI-5.f.2)                                     -
RIE01.C           RIAD5417      Other non-interest income (RI-5.f.2)                                     -
RIE01.D           RIAD4461      Other non-interest income (RI-5.f.2)                            26,556,000
RIE01.E           RIAD4462      Other non-interest income (RI-5.f.2)                            11,899,000

NORWEST BANK MINNESOTA, N.A
June 30, 1997 Call Report
Hard Copy of Excel Spread Sheet


RIE01.F           RIAD4463      Other non-interest income (RI-5.f.2)                             7,278,000
RIE02.A           RIAD4531      Other non-interest expense (RI-7.c)                                475,000
RIE02.B           RIAD5418      Other non-interest expense (RI-7.c)                                      -
RIE02.C           RIAD5419      Other non-interest expense (RI-7.c)                                      -
RIE02.D           RIAD5420      Other non-interest expense (RI-7.c)                                      -
RIE02.E           RIAD4464      Other non-interest expense (RI-7.c)                             77,396,000
RIE02.F           RIAD4467      Other non-interest expense (RI-7.c)                                      -
RIE02.G           RIAD4468      Other non-interest expense (RI-7.c)                                      -
RIE03.A.1         RIAD4469      Extraordinary items and Adj (RI-11.a)                                    -
RIE03.A.2         RIAD4486      Applicable tax effect (RI-11.b)                                          -
RIE03.B.1         RIAD4487      Extraordinary items and Adj (RI-11.a)                                    -
RIE03.B.2         RIAD4488      Applicable tax effect (RI-11.b)                                          -
RIE03.C.1         RIAD4489      Extraordinary items and Adj (RI-11.a)                                    -
RIE03.C.2         RIAD4491      Applicable tax effect (RI-11.b)                                          -
RIE04.A           RIAD4492      Equity cap adjustments (RIA-2)                                           -
RIE04.B           RIAD4493      Equity cap adjustments (RIA-2)                                           -
RIE05.A           RIADA546      Acctg changes effects (RIA-9)                                            -
RIE05.B           RIAD4495      Acctg changes effects (RIA-9)                                            -
RIE06.A           RIAD4496      Corrections (RIA-10)                                                     -
RIE06.B           RIAD4497      Corrections (RIA-10)                                                     -
RIE07.A           RIAD4498      Transactions w/parent (RIA-12)                                           -
RIE07.B           RIAD4499      Transactions w/parent (RIA-12)                                           -
RIE08.A           RIAD4521      Adjs. to allow for l & l loss (RIB.2.                             (666,000)
RIE08.B           RIAD4522      Adjs. to allow for l & l loss (RIB.2.                                    -